Exhibit 99.1

              Internet Gold's Board Approves Share Buyback Program


Press Release
Source: Internet Gold Golden Lines Ltd.
On Thursday March 4, 2010, 1:36 pm

PETACH TIKVA, Israel--(BUSINESS WIRE)--Internet Gold Golden Lines Ltd. (NASDAQ Global Market:IGLD) and (TASE:IGLD) today announced that its Board of Directors has authorized a new stock repurchase program of up to NIS 30 million (approximately U.S. $8 million) of the Company's ordinary shares. This new program follows previously completed repurchase programs announced by Internet Gold in November 2007 and July 2008.

The purchases will be made from time to time in the open market on the NASDAQ Global Market and Tel Aviv Stock Exchange. The timing and amount of any share purchases will be determined by the Company's management based on its evaluation of market conditions and other factors. The repurchase program may be suspended or discontinued at any time.

"Our Board's decision to authorize a new repurchase program reflects our confidence in our company and its future prospects and our financial position," said Eli Holtzman, Chief Executive Officer of Internet Gold.

About Internet Gold
-------------------

In October 2009, Internet Gold announced that its subsidiary, 012 Smile.Communications (Nasdaq: SMLC - News), had signed a definitive agreement to purchase the controlling interest (approximately 30.66%) in Bezeq, The Israel Telecommunication Corp., Israel's largest telecommunications provider (TASE:
BZEQ). For further information, please visit our website: http://www.Igld.com.


Forward-Looking Statements
--------------------------

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to risks associated with the pending acquisition of the controlling interest in Bezeq and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual
Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
Investor Relations
KM IR
Mor Dagan, +972-3-516-7620
mor@km-ir.co.il
or
Internet Gold
Ms. Idit Azulay, +972-72-200-38
idita@co.smile.net.il